SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

AVIVA PLC ("Aviva")

2013 FINAL DIVIDEND ON AVIVA PLC ORDINARY SHARES AND

DIVIDEND ON 8 3/4% CUMULATIVE IRREDEEMABLE PREFERENCE SHARES

Aviva announces that:

•
On 5 March 2014, the Directors declared a final dividend of 9.4 pence per share on Aviva ordinary shares. The final dividend for the year ending 31 December 2013 will be paid on 16 May 2014 to shareholders on the Register of Members on the record date of 4 April 2014. Holders of Aviva American Depository Receipts (ADRs) will be paid the dividend approximately five business days after the payment to ordinary shareholders.

•
On 5 March 2014, the Directors declared a dividend of 4 3/8% per share NET on 8 3/4% Cumulative Irredeemable Preference Shares. The dividend for the six month period ending 30 June 2014 will be paid on 30 June to shareholders on the Register of Members on the record date of 6 June 2014.

•	The Directors approved the following provisional dividend dates.

Ordinary shares
2014 Interim payment
Ex-dividend date - 9 October 2014
Associated record date - 10 October 2014
Payment date - 17 November 2014

Preference shares
8 ⅜ % pref. shares - Payment 2
Ex-dividend date - 3 September 2014
Record Date - 5 September 2014
2nd Payment Date - 30 September 2014

8 ¾ % pref. shares - Payment 2
Ex-dividend date - 4 December 2014
Record Date - 5 December 2014
2nd Payment Date - 31 December 2014

6 March 2014

Enquiries:

Stephen Ramsay, Director of Secretariat                                                                                                +44 (0)20 7662 1378
Liz Nicholls, Head of Shareholder Services                                                                                           +44 (0)20 7662 8358

Aviva plc
St Helen's, 1 Undershaft
London EC3P 3DQ
Registered in England
Number 2468686

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 06 March, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary